UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

OMEGA COMMERCIAL FINANCE CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68207V208

(CUSIP Number)

Joseph Lambert

Lambert Private Equity LLC

1332 Santa Barbara Street

Santa Barbara, CA 93101

(805) 617- 3197

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Lambert Private Equity LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 0
Shares Beneficially Owned by Each	8.	Shared Voting Power 0
Reporting Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

EXPLANATION

This Amendment No. 1 relates to the sale by the Reporting Person of all of its 13,400,000 shares of common stock of the Issuer from January 2, 2014 through April 16, 2014.

Item 1. Security and Issuer.

This statement on Schedule 13D/A relates to the common stock, $0.01 par value (“Common Stock”), of OMEGA COMMERCIAL FINANCE CORPORATION, a Wyoming corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1000 5th Street, Suite 200 Miami, Florida 33139

Item 2. Identity and Background.

(a)	This statement is filed by and on behalf of Lambert Private Equity LLC, a Delaware limited liability company (the “Reporting Person”). Joseph Lambert is the Chief Investment Officer of the Reporting Person.

(b)	The Reporting Person’s principal business address is 1332 Santa Barbara Street, Santa Barbara, CA 93101

(c)	The Reporting Person’s principal business is investing in publicly traded companies.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years, The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Delaware limited liability company. Mr. Lambert is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

N/A.

Item 4. Purpose of Transaction.

The Reporting Person disposed of all of its 13,400,000 shares of common stock of the Issuer from January 2, 2014 through April 16, 2014.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 0 shares of Common Stock of the Issuer.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference.

(c)	Except as reported herein, the Reporting Person has not affected any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	On or around December 2013, the Reporting Person ceased to be the beneficial owner of more than five percent of the common stock of the Issuer due to the Issuer’s increase in its shares common stock issued and outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference. Other than as set forth herein, the Reporting Person: (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2014

Lambert Private Equity LLC:

By:
Name:
Title: